UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Voting Results for Proposals Acted upon at the 141st Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: June 29, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
[Cover]

Document to be filed:	Extraordinary Report

Filing to:	Director-General of the Kanto Local Finance Bureau

Date of filing:	June 25, 2010

Company name (Japanese):	Kabushiki Kaisha Komatsu Seisakusho

Company name (English):	Komatsu Ltd.

Title and name of representative:	Kunio Noji, President and Representative Director

Location of head office:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Place of contact:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Places where the document to be filed is available for public inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi-kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka City, Osaka)

1.	Reason for filing
At the 141st Ordinary General Meeting of Shareholders of Komatsu Ltd. held on June 23, 2010, resolutions of items for resolution were made, therefore, this Extraordinary Report is filed pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan.
2.	Content of report
(1)	Date of the General Meeting of Shareholders

June 23, 2010

(2)	Detail of the items for resolution

Item 1:	Appropriation of Surplus

The year-end dividend (year-end dividend of surplus) will be JPY 8 per one (1) common stock of the Company.

Item 2:	Election of Ten (10) Directors

Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Yasuo Suzuki, Kenji Kinoshita, Masao Fuchigami, Tetsuji Ohashi, Kensuke Hotta, Noriaki Kano and Kouichi Ikeda will be elected as Directors.

Item 3:	Election of One (1) Corporate Auditor

Mr. Makoto Okitsu will be elected as a Corporate Auditor.

Item 4:	Payment of Bonuses for Directors

The Company will pay bonuses within the range of JPY 68 million in total to the ten (10) Directors who were in office as of the end of the 141st fiscal year (of which, JPY 7 million in total to three (3) Outside Directors).

Item 5:	Establishment of the Amount and Features of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration”

(i) The amount of remuneration in the form of Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company (not including the salaries for Directors who also serve as employees of the Company) shall be no more than JPY 360 million for one (1) year (of which, up to JPY 50 million shall be allocated for Outside Directors).

(ii) Stock Acquisition Rights to be granted as “stock-based remuneration” shall be issued upon resolution of the Board of Directors and the maximum number of Stock Acquisition Rights to be issued in the one-year period following the date of the Ordinary General Meeting of Shareholders of each fiscal year shall be 2,390 units (of which, 330 units may be the maximum number to be allocated to Outside Directors) and the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 239,000 shares (of which, 33,000 shares may be the maximum number to be allocated to Outside Directors).

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company will grant Stock Acquisition Rights as a gratis issue of no more than 558 units (the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 55,800 shares) as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company and the Company’s Board of Directors will be given the authority to issue such Stock Acquisition Rights.
(3)	Number of voting rights that were exercised as the manifestation of the intention of approval, disapproval or abstention for the items for resolution; requirements for adoption thereof; and resolution results thereof

				Requirement	Resolution Result
Items for Resolution	Approved	Disapproved	Abstained	for Adoption	(Approval Rate)
Item 1	7,022,990	12,792	2,594	(Note 1)	Approved (96.84%)
Item 2				(Note 2)
Mr. Masahiro Sakane	6,982,032	52,839	3,255		Approved (96.27%)
Mr. Kunio Noji	7,014,165	20,706	3,255		Approved (96.71%)
Mr. Yoshinori Komamura	6,981,439	51,738	4,950		Approved (96.26%)
Mr. Yasuo Suzuki	6,981,664	51,513	4,950		Approved (96.27%)
Mr. Kenji Kinoshita	7,011,965	21,211	4,950		Approved (96.68%)
Mr. Masao Fuchigami	6,981,633	51,544	4,950		Approved (96.27%)
Mr. Tetsuji Ohashi	6,981,716	51,460	4,950		Approved (96.27%)
Mr. Kensuke Hotta	6,779,100	254,074	4,950		Approved (93.47%)
Dr. Noriaki Kano	7,022,010	12,862	3,255		Approved (96.82%)
Mr. Kouichi Ikeda	7,022,381	12,491	3,255		Approved (96.83%)
Item 3				(Note 2)
Mr. Makoto Okitsu	7,022,845	12,315	3,255		Approved (96.83%)
Item 4	6,779,964	255,010	3,255	(Note 1)	Approved (93.49%)
Item 5	5,369,146	1,665,741	3,255	(Note 1)	Approved (74.03%)
Item 6	6,861,227	173,899	3,255	(Note 3)	Approved (94.61%)
Notes:
1.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.

2.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.

3.	The requirement for adoption is two thirds or more of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.

4.	The approval ratio was calculated by adding the number of voting rights of all of the shareholders present at the meeting to the denominator.

(4)	Reason why a portion of the number of voting rights of the shareholders present at the meeting were not included in the number of voting rights

By regarding the number of voting rights exercised by the date immediately before the date of the meeting and the number of voting rights of some of the shareholders present at the meeting whose intention of approval or disapproval of each item was confirmed as the total number of voting rights, the requirement for adoption of each item was satisfied and resolutions have been legally adopted pursuant to the Corporation Act. Therefore, the number of voting rights whose intention of approval, disapproval or abstention was not confirmed has not been included in the calculation.
END